Exhibit 1.01

CONFLICT MINERALS REPORT

for the Calendar Year Ended December 31, 2014

Date: June 1, 2015

Introduction

EnerSys (the “Company,” “we,” or “us”), the global leader in stored energy solutions for industrial applications, manufactures and distributes reserve power and motive power batteries, battery chargers, power equipment, battery accessories and outdoor equipment enclosure solutions to customers worldwide. Principally, we are a downstream supplier of battery-related products to customers who have energy storage needs. We market our products globally to over 10,000 customers in more than 100 countries through a network of distributors, independent representatives and our internal sales force. Our business is highly decentralized with manufacturing locations throughout the world. More than half of our manufacturing capacity is located outside the United States, and approximately 60% of our net sales were generated outside the United States. More specifically, we currently have significant manufacturing and/or distribution facilities outside of the United States in Argentina, Australia, Belgium, Brazil, Bulgaria, Canada, the Czech Republic, France, Germany, India, Italy, Mexico, The People’s Republic of China, Poland, South Africa, Spain, Switzerland, Tunisia and the United Kingdom.

On August 22, 2012, the Securities and Exchange Commission (the “SEC”) issued final rules (the “Conflict Minerals Rules”) to implement Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which requires companies that file reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), like us, to provide disclosures about conflict minerals that are “necessary to the functionality or production of a product manufactured by the company.” Conflict minerals, for purposes of these Conflict Minerals Rules, are defined by the SEC to be gold, columbite-tantalite (or coltan, as it is also called), cassiterite, and wolframite, including their derivatives, which are limited to, by the SEC’s rule, tantalum, tin, and tungsten, unless the Secretary of State determines that additional derivatives are financing conflict in the Democratic Republic of Congo or adjoining countries, called the Covered Countries.

These Conflict Minerals Rules promulgated by the SEC require companies like us to undertake a three-step process. First, we need to determine if these new rules apply to us by determining if conflict minerals are necessary to the functionality or production of products that we manufacture or contract to be manufactured. If the new rules apply, we are required to conduct a reasonable country of origin inquiry to determine if the conflict minerals in our supply chain during the calendar year ended December 31, 2014 originated from the Covered Countries. If we are unable to draw a conclusion from our reasonable country of origin inquiry, we are required to exercise due diligence on the conflict minerals’ source and chain of custody and to prepare a more detailed Conflict Minerals Report.

Determination of Applicability of Conflict Minerals Rules

We have determined that (a) tin (the “Battery Conflict Mineral”) is necessary to the functionality or production of our lead-acid batteries and (b) gold, tantalum and tin (the “Electronics Conflict Minerals,” and together with Battery Conflict Mineral, the “Subject Minerals”) are generic electronic components, for circuit boards, resistors, capacitors, and transformers, which we use in our battery chargers and accordingly are necessary to the functionality or production of our battery chargers.

Reasonable Country of Origin Inquiry

Pursuant to the Conflict Minerals Rules, we conducted a good faith inquiry regarding the country of origin of the Subject Minerals used in connection with our products. As part of our inquiry, we continue to monitor smelters previously reported to, or identified by, us as well as those newly identified as part of our inquiry. In addition, based on the information we receive through the Conflict Free Smelter Program, an independent third-party audit program, of the Conflict-Free Sourcing Initiative (“CFSI”) and the report from the U.S. Department of Commerce on conflict minerals processing facilities, as well as our review of publicly available information about identified smelters, we have identified the country of origin information of the Subject Minerals contained in our products, excluding recycled and scrap sources. We believe that this inquiry was reasonably designed to determine whether any of such minerals originated in the Covered Countries or are from recycled or scrap sources. Based upon the inquiry undertaken, we were unable to conclude that the Subject Minerals did not originate in the Covered Countries or that the Subject Minerals are solely from scrap or recycled sources. Accordingly, as required by the Conflict Minerals Rules, because we were unable to conclude the country of origin of the Subject Minerals, we must exercise due diligence on their source and chain of custody.

Due Diligence

We designed our due diligence measures to conform to the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition), including the related supplements on tantalum, tin, and gold (collectively, the “OECD Framework”). Consistent with the OECD Framework, we undertook a risk-based approach based upon our position in the supply chain for both the Battery Conflict Mineral and the Electronic Conflict Minerals.

As part of our due diligence, we formed a cross-functional compliance team, involving our internal audit, information technology, legal and purchasing departments, to support our Vice President of Global Procurement, who is responsible for all sourcing decisions. We developed a proprietary electronic platform to solicit and collect supply chain information from our suppliers and vendors that was based, in part, on templates developed by Electronics Industry Citizenship Coalition, Inc. and Global e-Sustainability Initiative. We also conducted interviews with suppliers and vendors and, as part of our normal course of business, conducted on-site due diligence. Responses were reviewed by our compliance team as well as screened by our internal audit department. As part of the process, any red flags identified were brought to the immediate attention of our Vice President of Global Procurement for remedial action. All of our suppliers and vendors are required to comply with our Social Responsibility Disclosure Statement, which covers conflict minerals from the Covered Countries, and our purchasing department reviewed supplier and vendor compliance with the same. Our purchasing department continues to incorporate compliance with the Conflict Minerals Rules into its purchase orders and supply agreements. We believe that, as a result, we were able to identify and assess risk in our supply chain based on a number of factors, including, but not limited to, annual spend and geographic location.

With respect to our Battery Conflict Mineral, most suppliers indicated that such tin originated from scrap or recycled sources. For suppliers that provided smelter information, all such smelters had been certified by the CFSI as “conflict-free” and continue to participate in CFSI’s Conflict-Free Smelter Program. Additionally, in order to further improve the due diligence of our Battery Conflict Mineral, we intend to continue, among other things:

•	to monitor the sourcing of our supply chain through roll-out of purchase order terms, supplier and employee education, and on-site visits and audits;

•	to ensure that our suppliers use tin from either scrap or recycled sources or from smelters participating in a program such as CFSI’s program to obtain a “conflict-free” designation; and

•	to increase the response rate of suppliers and any identified smelters.

As a result of our due diligence efforts, with respect to the Electronics Conflict Minerals used, many of our electronics component suppliers were unable to assist us in tracing those relevant component parts to their original manufacturer or processor. Based upon the information we received and the due diligence we undertook, we note that we did not receive any information that led us to believe that such Electronics Conflict Minerals originated from the Covered Countries. Many of the key electronics distributors have provided statements that they support the initiatives and are seeking all their suppliers to be “conflict-free”. In order to further improve the due diligence of our Electronics Conflict Minerals, we are, among other things:

•	instituting a more robust supplier communication program involving our purchasing department;

•	requiring additional training for our suppliers and employees;

•	auditing key high risk suppliers, including more on-site visits;

•	requesting smelters identified as a result of our due diligence to participate in a program such as CFSI’s program to obtain a “conflict-free” designation;

•	considering requiring non-conflict minerals be used in the electronic circuit boards used in our battery chargers;

•	participating in CFSI’s conflict-free supplier programs; and

•	increasing the response rate of suppliers.

Product Description

The relevant products covered by this Report are:

Lead-Acid Batteries. Our lead-acid batteries are used as energy storage solutions for:

•	reserve power products, which are used for backup power for the continuous operation of critical applications in telecommunications systems, uninterruptible power systems, or “UPS” applications for computer and computer-controlled systems, and other specialty power applications, including security systems, premium starting, lighting and ignition applications, in switchgear, electrical control systems used in electric utilities, large-scale energy storage, energy pipelines, in commercial aircraft, satellites, military aircraft, submarines, ships and tactical vehicles, as well as thermally managed cabinets and enclosures for electronic equipment and batteries; and

•	motive power products, which are used to provide power for manufacturing, warehousing and other material handling equipment, primarily electric industrial forklift trucks, mining equipment, and diesel locomotive starting and other rail equipment.

All smelters identified as processing our Battery Conflict Mineral received a “conflict-free” designation from CFSI and continue to participate in its “conflict-free” smelter program.

Battery Chargers. Our battery chargers are used with both reserve power products and motive power products, as each are described above. As a downstream consumer of electronics components and due in large part to the complexity of the electronics supply chain, our suppliers were unable to provide us with information to enable us to identify the source, whether recycled or scrap, of, or facilities that process, the Electronics Conflict Minerals that are present in the electronic circuit boards we use for our battery chargers. Accordingly, we cannot identify the country of origin of such Electronics Conflict Minerals.

Enclosures. Our enclosures are used with reserve power products as described above. As a downstream consumer of electronics components and due in large part to the complexity of the electronics supply chain, our suppliers were unable to provide us with information to enable us to identify the source, whether recycled or scrap, of, or facilities that process, the Electronics Conflict Minerals that are present in the electronic circuit boards we use for our enclosures. Accordingly, we cannot identify the country of origin of such Electronics Conflict Minerals.

Determination

Based on the information obtained during our due diligence through December 31, 2014, we believe that the facilities that may have been used to process the Subject Minerals in our lead-acid batteries and battery chargers include the smelters in the CFSI’s Conflict-Free Smelter Program.

Based on these due diligence efforts, we do not have sufficient information to conclusively determine the countries of origin of the EnerSys Conflict Materials in our products or whether the Subject Minerals in our products are from recycled or scrap sources. However, based on the information obtained during our due diligence, we have no reason to believe that the countries of origin of the Subject Minerals contained in our products include the Covered Countries and we reasonably believe that Battery Conflict Minerals and Electronic Conflict Minerals are from recycled or scrap sources.

As permitted by the Conflict Minerals Rules, because we were unable to determine the countries of origin of the EnerSys Conflict Materials, this report is not required to be audited.

We have provided information as of the date of this Report. Subsequent events, such as the inability or unwillingness of any suppliers or smelters to comply with our requests or due diligence may affect our future determinations under Rule 13p-1 promulgated under the Exchange Act.